Exhibit (d)(8)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ACCREDITED HOME LENDERS HOLDING CO.,	)
)
Plaintiff/Counterclaim	)
Defendant,	)
)
v.	)	C.A. No. 3160-VCL
)
LONE STAR FUND V (U.S.), L.P., LSF5)
ACCREDITED INVESTMENTS, LLC and LSF5)
ACCREDITED MERGER CO., INC.,	)
)
Defendants/Counterclaim	)
Plaintiffs.	)

STIPULATION AND ORDER STAYING PROCEEDINGS

WHEREAS, on June 4, 2007, Accredited Home Lenders Holding Co. (“Plaintiff,” “Accredited,” or the “Company”), LSF5 Accredited Investments, LLC and LSF5 Accredited Merger Co., Inc. entered into the Agreement and Plan of Merger (as amended, the “Merger Agreement”);

WHEREAS, on June 4, 2007, simultaneously with the execution of the Merger Agreement, Lone Star Fund V (U.S.), L.P. (together with LSF5 Accredited Investments, LLC and LSF5 Accredited Merger Co., Inc., “Defendants”) executed a letter (the “Guarantee Letter”) by which it guarantees, among other things, payment by Defendants if and when required pursuant to the terms, and subject to the conditions, of the Merger Agreement;

WHEREAS, on August 10, 2007, Defendants filed a Schedule TO which states in relevant part: “Lone Star informed the Chairman of the Special Committee of the Board of Directors of the Company that, in light of the drastic deterioration in the financial and operational condition of the Company, among other things, as of today, the Company would fail to satisfy the conditions to the closing of the tender offer. Accordingly, [Lone Star] does not expect to be accepting Shares tendered as of the end of the current offer period ending at 12:00 midnight, New York City time, on August 14, 2007.”

WHEREAS, on August 11, 2007, Plaintiff filed the above-captioned action in the Delaware Court of Chancery seeking specific performance of Defendants’ obligations under the Merger Agreement and Guarantee Letter;

WHEREAS, on August 17, 2007, the Court entered an Order scheduling trial in this action for September 26-28, 2007;

WHEREAS, on August 20, 2007, Defendants filed their Answer to Complaint and Counterclaims in which they denied any breach and alleged that the conditions to consummation of the tender offer and merger had not been satisfied;

WHEREAS, on September 18, 2007, the parties executed the Second Amendment to the Merger Agreement (the “Second Amendment”), by which, among other things, the parties agreed to revise certain terms and to remove certain conditions related to the transactions contemplated by the Merger Agreement and to reduce the Offer Price and the Merger Consideration (as defined in the Merger Agreement) to $11.75 per Company Common Share (as defined in the Merger Agreement);

IT IS HEREBY STIPULATED by the parties hereto, subject to the approval of the Court, that:

1. The proceedings in the above-captioned action are stayed until such time as Plaintiff believes that Defendants shall have breached a material obligation under the Second Amendment to the Merger Agreement and shall not have accepted for payment and paid for Company Common Shares validly tendered and not withdrawn in the Offer (the “Stay Release Date”);

2. At any time after the Stay Release Date, Plaintiff shall have the right to lift the stay, in which case the parties agree to consent to the earliest practicable trial date following completion of remaining discovery and briefing and no party will oppose the lifting of the stay;

3. If Plaintiff elects to lift the stay pursuant to paragraph 2 above and Section 2.16 of the Second Amendment (new Section 8.14 of the Merger Agreement), all parties shall be entitled to resume this litigation and shall be returned to their respective positions without prejudice to any rights, causes of action or defenses asserted in this litigation as if there had been no reduction from the Offer Price of $15.10 per share of Common Stock and excluding any events that may have occurred after the execution of the Second Amendment; provided that in the event that the resumption of the litigation follows a breach by Defendants of their obligations to deposit the Escrow Funds (as defined in the Second Amendment) as required by the Second Amendment or to perform its obligations under set forth in Section 2.15 of the Second Amendment (new Section 8.13 of the Merger Agreement) then solely in that instance for purposes of this litigation the Merger Agreement shall be treated as if all terms of the Second Amendment other than Section 2.07 (so that, for purposes of clarity, the Offer Price shall be $15.10) had been in effect from the date of the Merger Agreement was initially signed such that, among other things, Defendants shall not have any rights or defenses based on Annex I or Section 10.03(e) or the second sentence of Section 10.03(b)(iii) of the Merger Agreement as in effect initially, including any right based on such provisions to cap damages or limit Plaintiff’s right to specific performance;

4. Defendants shall have no liability in such reinstated litigation if it is determined that Defendants did not breach the Merger Agreement following the execution of the Second Amendment;

5. The terms of the Second Amendment shall not be used as evidence of the proper interpretation or meaning of the Merger Agreement as in effect prior to the execution of the Second Amendment;

6. Plaintiff also may contemporaneously seek, in the alternative, to enforce, either by separate action or by amendment of the pleadings in this litigation, the Merger Agreement as amended by the Second Amendment, including by seeking the remedy of specific performance;

7. The parties shall execute and file a stipulation providing for the dismissal with prejudice of this litigation upon the earliest to occur of the following

a.	Escrow Funds (as defined in the Second Amendment) have been released to the depositary under the Escrow Agreement; or

b.	The Merger Agreement is terminated in accordance with its terms other than as a result of a breach by the Defendants of a material obligation in the Merger Agreement after the execution of the Second Amendment

8. If the dismissal described in paragraph 7 above is due to the release of Escrow Funds to the depositary under the Escrow Agreement and the Merger has not yet occurred, the dismissal shall not be with prejudice solely to an action by Plaintiff to enforce the provisions of the Merger Agreement that require Defendants to consummate the Merger at $11.75 per Share following the closing of the Offer. Upon the closing of the Merger, the dismissal shall be with prejudice to all claims and actions.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP	RICHARDS, LAYTON & FINGER, P.A.

/s/ Kevin M. Coen	/s/ Daniel A. Dreisbach

R. Judson Scaggs, Jr. (#2676)

Thomas W. Briggs, Jr. (#4076)

Leslie A. Polizoti (#4299)

Kevin M. Coen (#4775)

Christine J. Dealy (#4697)

William E. Green, Jr. (#4864)

1201 North Market Street

P.O. Box 1347

Wilmington, DE 19899

(302) 658-9200

Attorneys for Plaintiff

Jesse A. Finkelstein (#1090) Daniel A. Dreisbach (#2583) Meghan M. Dougherty (#4787) One Rodney Square P.O. Box 551 Wilmington, DE 19899 (302) 651-7700 Attorneys for Defendants

SO ORDERED this          day of September, 2007

Vice Chancellor Stephen P. Lamb